Mail Stop 4561
Via Fax (816) 474-1742

April 30, 2010

Marc Naughton
Executive Vice President,
Senior VP and Chief Financial Officer
Cerner Corporation
2800 Rockcreek Parkway
Kansas City, MO 64117

      Re: Cerner Corporation
              Form 10-K for the Fiscal Year Ended January 2, 2010
              Filed on February 22, 2010
              File No. 000-15386

Dear Mr. Naughton:

      We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended January 2, 2010

Item 13. Certain Relationships and Related Transactions, and Director Independence
(Incorporated by Reference to Definitive Proxy Statement Filed April 16, 2010)

Certain Transactions, page 35

1.   You disclosed in a Form 8-K filed on November 9, 2009 that Chairman Neal Patterson and Vice Chairman Clifford Illig have each entered into a variable prepaid forward

contract covering 500,000 shares of Cerner common stock to provide the company with funding for other business investments. Please tell us why you believe this is not required disclosure pursuant to Item 404 of Regulation S-K.

Exhibits

2.   Please tell us what consideration you have given to filing any agreements with third party suppliers such as Microsoft and IBM Websphere pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. You disclose on page 10 of the risk factors that you rely significantly on third party suppliers and that changing these suppliers could adversely affect future sales of solutions, devices and services.

3.   We note that you filed the Interparty Agreement between Kansas Unified Development, LLC, OnGoal, LLC, and Cerner Corporation as part of the Form 8-K filed on January 25, 2010 but have not included this agreement in the exhibit list of the Form 10-K. We also note that you did not file the Land Transfer and Specific Venture Agreement and the Workforce Services Training Agreement which were also executed in connection with the Village West development. It appears that these two latter agreements were entered into by the company with entities controlled by Chairman Neal Patterson and Vice Chairman Clifford Illig and as related party agreements may not be considered ordinary course arrangements, as a consequence of paragraph (b)(10)(ii)(A) of Regulation S-K. As such, it appears those agreements were required to be filed as exhibits. Please advise.

4.   Please file the employment agreement with each of your named executive officers pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K. We note that you have filed an employment agreement with Neal Patterson but have not filed the at-will employment agreements with each of the other four officers.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jan Woo, Staff Attorney, at (202) 551-3453 if you have any questions. If you need further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Legal Branch Chief